UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Harris Stratex Networks, Inc.
(Name of Issuer)
Class A common stock, par value $0.01
(Title of Class of Securities)
41457P 20 5
(CUSIP Number)
Scott T. Mikuen
Vice President, Associate General Counsel
and Corporate Secretary
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919
(321) 727-9100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41457P 20 5	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Harris Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 34-0276860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		32,850,965

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,850,965

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,850,965

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 17 Pages

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, par value $0.01 (“Class A Shares”), of Harris Stratex Networks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Research Triangle Park, 637 Davis Drive, Morrisville, North Carolina 27560.
Item 2. Identity and Background.
     (a-c) and (f).
     This Schedule 13D is being filed by Harris Corporation (“Harris”). Harris is a Delaware corporation that, together with its subsidiaries, is an international communications and information technology company focused on providing assured communications products, systems and services for government and commercial customers. Its operating divisions serve markets for government communications, secure tactical radios and broadcast communications and systems. Following the consummation on January 26, 2007 of the transactions further described in Item 3 hereof, Harris also holds a 57% interest in the Issuer.
     The principal business address of Harris is 1025 West NASA Blvd., Melbourne, Florida 32919.
     The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Harris are set forth in Schedule I-A and are incorporated into this Item 2 by reference. The name, present principal occupation or employment of each executive officer of Harris are set forth in Schedule I-B and are incorporated into this Item 2 by reference.
     (d) and (e).
     During the last five years, neither Harris, nor, to the knowledge of Harris, any of the persons listed on Schedules I-A and I-B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On January 26, 2007 (the “Closing Date”), Harris acquired 32,850,964 shares of Class B common stock, par value $0.01 (“Class B Shares”), of the Issuer in connection with the completion of the transactions contemplated by the Amended and Restated Formation, Contribution and Merger Agreement, dated as of December 18, 2006 (the “Formation Agreement”), among Harris, Stratex Networks, Inc. (“Stratex”), the Issuer, and Stratex Merger Corp. (“Merger Sub”), a Delaware corporation.
     In accordance with the Formation Agreement, (i) Harris contributed the assets comprising its Microwave Communications Division (“MCD”) and $32.1 million in cash to the Issuer, and, following the

Page 3 of 17 Pages

allocation (as appropriate and reasonably practicable) by Harris of its liabilities between MCD and its other businesses and divisions, the Issuer assumed those liabilities primarily resulting from or primarily arising out of MCD, other than certain specified liabilities (the “Contribution”), and (ii) Merger Sub, a wholly owned subsidiary of the Issuer, merged with and into Stratex with Stratex surviving as a wholly owned subsidiary of the Issuer (the “Merger”).
     The foregoing description of the Formation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Formation Agreement, which is filed as Exhibit 1 hereto and incorporated into this Item 3 of this Schedule 13D by reference.
     None of the individuals listed on Schedules I-A or I-B has contributed any funds or other consideration towards the purchase of securities of the Issuer, nor do the individuals listed on Schedules I-A or I-B own any of the Issuer’s stock.
Item 4. Purpose of the Transaction.
     Harris entered into the Formation Agreement, which provided for the Contribution and Merger, for investment purposes and to accomplish the contribution of MCD to the Issuer simultaneously with the merger of a wholly owned subsidiary of the Issuer with and into Stratex. In particular, Harris believes that the combination of Stratex and MCD will result in a larger, more competitive, pure-play wireless technology company.
     The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
     Harris intends to continuously review its investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment in the Issuer, including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by it, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by Harris in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer’s board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer, in each case in accordance with the terms of the agreements described in Item 6.
     Except as described elsewhere in this Schedule 13D and incorporated by reference into this Item 4 of this Schedule 13D, none of Harris or, to the best of Harris’ knowledge, the persons listed on Schedules I-A and I-B have any current intention, plan or proposal which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.
Item 5.Interest in the Securities of the Issuer.
     (a).
     As of the date hereof, Harris beneficially owns 32,850,965 Class B Shares, which, as of the Closing Date, represented approximately 57% of the common stock outstanding of the Issuer. The persons listed on Schedules I-A and I-B do not beneficially own any of the Issuer’s stock.

Page 4 of 17 Pages

     Under the terms of the Class B Shares and the Investor Agreement (as described in Item 6 which is incorporated into this Item 5 by reference), Harris has the right at any time to exchange each outstanding Class B Share currently held by Harris for one Class A Share and vice-versa. In addition, each Class B Share will automatically convert into one Class A Share in the event (i) holders of Class B Shares are collectively entitled to cast less than 10% of the total voting power of the Issuer (assuming all voluntary exchanges of Class A to Class B Shares are made), or (ii) such Class B Shares are transferred by a holder of Class B Shares to any person who is not an affiliate or nominee of such holder or one of its affiliates unless such transfer is part of a transfer by such holder and its affiliates of all of the Class B Shares then owned by them.
     (b).
     Harris has the sole power to vote or direct the disposition of these shares, subject to the agreements described in Item 6 (which are incorporated by reference in their entirety into this Item 5).
     (c).
     In addition to the Contribution which is described in Item 3 of this Schedule 13D (such description incorporated by reference in its entirety into this Item 5), Harris received a single Class B Share on October 5, 2006, in connection with the formation of the Issuer.
     (d).
     Not applicable.
     (e).
     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with Contribution and the Merger as contemplated by the Formation Agreement, Harris entered into the following agreements with respect to securities of the Issuer, each of which is described in greater detail below: (1) the Investor Agreement, dated as of January 26, 2007 (the “Investor Agreement”), between Harris and the Issuer and (2) a Registration Rights Agreement, dated as of January 26, 2007 (the “Registration Rights Agreement”), between Harris and the Issuer. Other than the matters described herein and in Item 4, Harris, and to the best of Harris’ knowledge, the persons listed on Schedules I-A and I-B have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
     The Investor Agreement
     Scope of Agreement

Page 5 of 17 Pages

     The Investor Agreement sets forth certain terms and conditions upon which Harris will hold its equity interests in the Issuer. The Investor Agreement further provides that if there is any inconsistency between the terms of the Investor Agreement and the certificate of incorporation or bylaws of the Issuer, the Issuer and Harris will take all necessary action to amend the certificate of incorporation and bylaws to eliminate the inconsistency to the fullest extent permitted by law.
     Governing Instruments and Class B Shares
     The Investor Agreement and the certificate of incorporation and bylaws of the Issuer provide that the Class A and Class B Shares are identical in all respects except that holders of Class B Shares have the additional right to vote separately as a class to elect, remove and replace the Class B Directors (as defined below), the right to receive Class B Shares instead of Class A Shares in certain circumstances, the absence of certain duties and obligations with respect to corporate opportunities and preemptive rights providing holders of Class B Shares with the right to participate in additional offerings of the Issuer’s common stock.
     Voluntary Exchange Rights
     The holders of Class B Shares have the right at any time to exchange:
•	any outstanding Class A Shares held by the holder for an equal number of Class B Shares or

•	any outstanding Class B Shares held by the holder for an equal number of Class A Shares.
     Mandatory Exchange Rights
     Each Class B Share will automatically convert into one Class A Share under the following circumstances:
•	the holders of all of the Class B Shares (assuming all voluntary exchanges of Class A to Class B Shares are made) are collectively entitled to cast less than 10% of the total voting power (as defined below); or

•	such Class B Share is transferred by a holder to any person who is not an affiliate of the holder or nominee of the holder or one of its affiliates unless such transfer is part of transfer by the holder and its affiliates of all of the Class B Shares then owned by them.
     For purposes of the Investor Agreement, “total voting power” means, at any time, the total number of votes then entitled to be cast generally in the election of Class A Directors (as defined below) by all holders of all classes of capital stock or securities of the Issuer then outstanding and entitled to vote generally in the election of Class A Directors (including the holders of Class B Shares).

Page 6 of 17 Pages

     Board of Directors of the Issuer
     Initial Board of Directors
     Pursuant to the Investor Agreement, the current Board of Directors of the Issuer consists of nine directors, five of whom were appointed by Harris and four of whom were appointed by the former Board of Directors of Stratex. Directors appointed by the holders of Class B Shares pursuant to the Investor Agreement are referred to as the “Class B Directors”, and the remaining directors are referred to as the “Class A Directors.” Harris has appointed as Class B Directors Howard L. Lance, Chairman, President and Chief Executive Officer of Harris, Guy M. Campbell, former President of the Microwave Communications Division of Harris and currently Chief Executive Officer and President of the Issuer, Dr. James C. Stoffel, a current director of Harris, Eric C. Evans, and Dr. Mohsen Sohi.
     The Investor Agreement also provides that, until the second anniversary of the Closing Date, one of the Class B Directors must meet the independence requirements for directors serving on an audit committee as prescribed by the NASDAQ rules and one must not be an employee of Harris or any of its subsidiaries (without regard to the Issuer or any of its subsidiaries).
     The initial directors will serve until their successors are elected at the Issuer’s first annual meeting. The Issuer’s directors will be elected at each annual meeting.
     If the Class B Shares Constitute a Majority
     At all times when the holders of all Class B Shares (assuming all voluntary exchanges of Class A to Class B Shares are made) are collectively entitled to cast a majority of the total voting power:
•	The Issuer will rely on the “controlled company” exemption under the NASDAQ rules which provides that if more than 50% of the voting power of a company listed on NASDAQ is held by another company, the NASDAQ listed company is not required to comply with certain director independence requirements that it would otherwise be subject to;

•	there will be nine directors of the Issuer;

•	the holders of Class B Shares will be permitted to elect five of the Issuer’s directors separately as a class; and

•	the quorum for action by the board of directors of the Issuer will be a majority of the board of directors of the Issuer, which majority must include at least four Class B Directors.
     The remaining four directors of the Issuer will be Class A Directors nominated by a nominating committee consisting solely of Class A Directors then in office and elected by the holders of Class A and Class B Shares voting together as a single class. Harris will vote, or caused to be voted, all classes of capital stock or securities of the Issuer owned by it or its affiliates entitled to vote generally in the election of Class A Directors, in favor of the election of the Class A Directors nominated by the nominating committee.
     In addition, at all times when the Issuer is required to have directors who satisfy the independence requirements for directors serving on an audit committee as prescribed by the NASDAQ rules, a sufficient number of the Class A Directors must satisfy those requirements so that there are enough Class A Directors, together with any Class B Directors who are required to or otherwise satisfy those independence requirements, to constitute an audit committee of the board of directors of the Issuer which complies with the applicable NASDAQ rule.

Page 7 of 17 Pages

     If the Class B Shares Constitutes Less than a Majority
     At all times when the holders of all Class B Shares (assuming all voluntary exchanges of Class A to Class B Shares are made) are collectively entitled to cast less than a majority but equal to or greater than 10% of the total voting power, the holders of Class B Shares will be permitted to elect a number of Class B Directors equal to their percentage of total voting power times the total number of directors comprising the board of directors of the Issuer (rounding down to the next whole number of directors).
     The remaining directors of the Issuer will be Class A Directors nominated by a nominating committee meeting the requirements of the applicable NASDAQ rules and elected by the holders Class A and Class B Shares voting together as a single class.
     In addition, at all times when the Issuer is required to have directors who satisfy the applicable independence requirements as prescribed by the NASDAQ rules, a sufficient number of the Class A Directors must satisfy those requirements so that there are enough Class A Directors, together with any Class B Directors who are required to or otherwise satisfy those independence requirements, to cause the Issuer to comply with the applicable NASDAQ rules.
     Removal and Vacancies
     Holders of Class B Shares will have the right to remove any Class B Director with or without cause at any time for any reason and will have the right to elect any successor director to fill the vacancies created by such removal. Any vacancy created by the resignation, death or incapacity of a Class B Director will be filled by the other Class B Directors then in office and, if none, by the holders of Class B Shares.
     Only holders of Class A Shares, voting separately as a class, will be permitted to remove the Class A Directors without cause or fill vacancies created by such removal, if not filled by the Class A Directors then in office. Holders of Class A and Class B Shares, voting together as a single class, will have the sole right to remove the Class A Directors for cause and the sole right to elect successor directors to fill any vacancy caused by such removal. To the extent Harris owns any Class A Shares it has agreed that it will not vote those shares for the removal of any Class A Director without cause and will vote all of its Class A Shres for any individual nominated by the nominating committee to replace any Class A Director who has been removed with or without cause.
     Committees
     At all times the audit, nominating and compensation committees of the board of directors of the Issuer must comply with the applicable requirements under the NASDAQ rules (after taking advantage of all available exemptions for controlled companies).
     Voting Requirements
     All actions of the board of directors of the Issuer must be approved by a majority of a quorum.

Page 8 of 17 Pages

     Related Party Transactions
     Harris and its affiliates are only permitted to enter into transactions with the Issuer if the transaction is approved by a majority of the directors not elected by Harris or is on terms no less favorable in any material respect to the Issuer than those that could have been obtained by the Issuer, taking into consideration the then prevailing facts and circumstances, if it had negotiated the transaction with an informed, unrelated third party. However, if a transaction has a fair market value of more than $5 million, it must be approved in advance by a majority of the Class A Directors. Harris and the Issuer have agreed that certain specified transactions relating to the payment of directors fees, employee benefits and other similar arrangements, indemnification arrangements and tax sharing arrangements between the Issuer and any other entity with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes will not be subject to these restrictions.
     Freedom of Action and Corporate Opportunities
     Subject to the terms of the non-competition agreement entered into by the Issuer and Harris on January 26, 2007 or other than opportunities offered to an individual who is a director or officer of both the Issuer and Harris in writing solely in that person’s capacity as an officer or director of the Issuer, Harris and its affiliates will have the right to, and will have no fiduciary duty or other obligation to the Issuer or any of the Issuer’s stockholders not to, take any of the following actions:
•	engage in the same or similar activities or lines of business as the Issuer or any of its subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Issuer or any of its subsidiaries;

•	invest or own any interest in, or develop a business relationship with, any entity or person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Issuer or any of its subsidiaries;

•	do business with any client or customer of the Issuer or any of its subsidiaries; or

•	employ or otherwise engage any former officer or employee of the Issuer or any of its subsidiaries.
     Neither Harris nor any of its affiliates nor any officer, director, employee or former employee of Harris or any of its affiliates that is not currently an employee of the Issuer or any of its subsidiaries (including any Class B Directors) will have any obligation, or be liable, to the Issuer, any of its subsidiaries or any of their stockholders for, or arising out of, the conduct described in the preceding paragraph or the exercise of Harris’ rights under the Formation Agreement or any related agreement, and none of these persons will be deemed to have acted (1) in bad faith, (2) in a manner inconsistent with the best interests of the Issuer, any of its subsidiaries or any of their stockholders or (3) in a manner inconsistent with, or opposed to, any fiduciary duty owed by them to the Issuer, any of its subsidiaries or any of their stockholders because of such conduct or the exercise of their rights as contemplated by the Formation Agreement and any related agreement.
     If Harris or any of its subsidiaries or any of their directors, officers or employees, including any such individuals who are also directors, officers or employees of the Issuer or any of its subsidiaries, acquires knowledge of a potential opportunity, transaction or matter which may be a corporate opportunity for both Harris or any of its subsidiaries and the Issuer, then each Harris person or entity will have the right to, and none of them shall have any fiduciary duty or other obligation not to, pursue such corporate opportunity for

Page 9 of 17 Pages

itself or to direct the corporate opportunity to any of its affiliates or to any third party. Under the circumstances described in the immediately preceding sentence, no Harris person or entity:
•	will have any duty to communicate, offer or present the corporate opportunity to the Issuer or any of its subsidiaries, directors, officers or employees;

•	will have any liability to the Issuer, any of its subsidiaries or any of their stockholders for breach of any fiduciary duty or other duty, as a stockholder, director, officer or employee of the Issuer or any of its subsidiaries or in any other capacity; or

•	will be deemed to have acted (x) in bad faith, (y) in a manner inconsistent with the best interests of the Issuer, any of its subsidiaries or any of their stockholders or (z) in a manner inconsistent with, or opposed to, any fiduciary duty owed by them to the Issuer, any of its subsidiaries or any of their stockholders because any Harris person or entity pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to any of its affiliates or any third party, or does not communicate information regarding the corporate opportunity to the Issuer or any of its subsidiaries, directors, officers or employees.
     However, a corporate opportunity offered to a person who is a director or officer of both the Issuer and Harris will belong to the Issuer if the corporate opportunity is expressly offered to the person in writing solely in his or her capacity as a director or officer of the Issuer.
     Standstill Provision
     Harris has agreed that, for two years following the completion of the proposed transactions, it will not acquire or dispose of any of its voting securities in the Issuer with the following exceptions:
•	pursuant to preemptive rights provided to the Issuer further described below;

•	unless approved in advance by a majority of the non-Harris directors; and

•	as a result of actions taken by the Issuer that do not increase or decrease Harris’ percentage of total voting power which Harris and its affiliates are entitled to cast in respect of all classes of capital stock or securities of the Issuer then outstanding and entitled to vote generally in the election of Class A Directors (including the holders of Class B Shares) beneficially owned by Harris.
     In addition, Harris has agreed that from the second to the fourth anniversary of the completion of the proposed transactions, it will not (1) beneficially own more than 80% of the voting power of the Issuer without the prior approval of a majority of the non-Harris directors or (2) transfer all or a portion of its interest in the Issuer to a person if, following such transfer, that person would be entitled to cast a majority of the outstanding votes in an election of the directors of the Issuer (other than an election of the Class B Directors) unless a majority of the non-Harris directors approve such transfer in advance or the person purchasing Harris’ interest in the Issuer offers to acquire all the outstanding voting securities of the Issuer at the same price and on the same terms as apply to the transfer from Harris.
There are no prohibitions or restrictions on any pro rata dividends or other pro rata distributions of the Issuer voting securities to the stockholders of Harris or any bona fide sale to the public of the Issuer’s securities pursuant to Rule 144 under the Securities Act or a bona fide registered public offering.

Page 10 of 17 Pages

     Preemptive Rights
     Harris has the right to preserve its proportionate interest in the Issuer by participating in any issuance of capital stock, but only when Harris holds a majority of the total number of votes entitled to be cast generally in an election of the directors of the Issuer (other than an election of the Class B Directors). If it elects to participate in the issuance, Harris has the right to purchase up to that number of shares necessary to preserve its voting percentage at the same price on the same terms and conditions otherwise being offered by the Issuer.
     The foregoing preemptive right does not apply to any issuances pursuant to any stock option, restricted stock or employee benefit plan of the Issuer. However, at the end of each month, the Issuer will give the holders of Class B Shares written notice of all of the proposed issuances pursuant to any stock option, restricted stock or employee benefit plan, and each holder of Class B Shares will have the right within 15 days of receiving such notice to purchase for cash up to a sufficient number of Class B Shares to prevent its total voting power from decreasing. The per share price for a purchase of Class B Shares pursuant to the monthly exercise notice will be the closing price of the Class A Shares on the trading day immediately preceding the date on which the Issuer received the notice of exercise.
     Other Provisions
     Access to Information; Financial, Accounting and Disclosure Matters
     The Investor Agreement also includes provisions relating to Harris’ right to access the books and records of the Issuer and its subsidiaries and perform examinations and audits. In addition, it sets out various covenants relating to the Issuer’s obligations to comply with accounting principles generally accepted in the U.S. and disclosure controls and procedures as required by the Exchange Act. The Investor Agreement also prescribes certain guidelines for the exchange of annual and quarterly accounting information between Harris and the Issuer to permit the companies to prepare their respective financial statements and other information.
     Auditors
     The Investor Agreement provides that Ernst & Young LLP, the current independent registered public accounting firm of Harris, will initially serve as the independent registered public accounting firm of the Issuer and its subsidiaries. The Issuer will thereafter maintain as its auditor the same firm as Harris, unless and until the audit committee of the Issuer determines in good faith that it is required by law or that it is in the best interest of the stockholders of the Issuer to appoint a different independent registered public accounting firm than that appointed by Harris as Harris’ independent registered public accounting firm.
     Option Exercise
     If the Issuer determines to use the proceeds from the exercise of any options to acquire the Issuer’s common stock to repurchase Class A Shares in the market at the then prevailing market price, whether or not at the request of Harris, that determination or repurchase will not be deemed to be subject to the related party transaction provisions of the Investor Agreement or a breach by Harris or any Class B Director of any duty or obligation they may have to the Issuer or its stockholders.

Page 11 of 17 Pages

     Termination
     The Investor Agreement terminates the first time at which the total voting power of all classes of capital stock or securities of the Issuer then outstanding and entitled to vote generally in the election of Class A Directors (including the holders of Class B Shares) owned by Harris or its affiliates represent less than 10% of the total voting power.
     Assignment
     Harris is permitted to assign all of its rights and obligations under the Investor Agreement to any person to whom it transfers all of the ownership interests in the Issuer then owned by Harris and its affiliates if the transferee delivers a written undertaking to the Issuer in which such person expressly assumes all of Harris’ obligations under the Investor Agreement. Except as provided in the immediately preceding sentence, no party may assign the Investor Agreement or any rights, benefits, obligations or remedies thereunder without the prior written consent of the other party, except that no such consent shall be required for a transfer by operation of law in connection with a merger or consolidation of a party.
     Subsidiaries
     For purposes of the Investor Agreement, neither the Issuer nor any of its subsidiaries are deemed to be a subsidiary or affiliate of Harris.
     Registration Rights Agreement
     The Registration Rights Agreement between Harris and the Issuer contains the following terms, among others:
•	Securities that may be registered under the agreement include (1) Class A and Class B Shares or other securities acquired by Harris from the Issuer, (2) any securities issued or distributed regarding, or in exchange for, any such Class A or Class B Shares or securities (whether directly or indirectly or in one or a series of transactions) pursuant to any reclassification, merger, consolidation, reorganization or other transaction or procedure and (3) any securities issued or distributed regarding, or in exchange for, any securities described in clause (2) or this clause (3) (whether directly or indirectly or in one or a series of transactions) pursuant to any reclassification, merger, consolidation, reorganization or other transaction or procedure, other than, in the case of each of clauses (1), (2) and (3), any such securities that:
•	have been offered and sold pursuant to a registration statement that has become effective under the Securities Act;

•	have been transferred in compliance with Rule 144 under the Securities Act (or any successor provision thereto) under circumstances after which such registrable securities became freely transferable without registration under the Securities Act and any legend relating to transfer restrictions under the Securities Act has been removed; or

•	are transferable pursuant to paragraph (k) of Rule 144 (or any successor provision thereto).

Page 12 of 17 Pages

•	Harris is permitted two shelf registrations upon request but solely for use in connection with delayed underwritten offerings;

•	Harris is permitted four non-shelf demand registration statements relating to underwritten offerings that have become effective and that covered all the registrable securities requested to be included;

•	Any demand for registration must be in respect of securities with a market value of at least $50 million based on the then prevailing market price, represent at least 5% of the outstanding Issuer common stock or represent all of the securities that can be registered under the agreement by a holder and its affiliates;

•	Harris is entitled to customary piggyback registration rights; and

•	The Issuer has the right to postpone (or, if necessary or advisable, withdraw) the filing, or delay the effectiveness of a registration statement or offers and sales of applicable securities registered under a shelf demand registration statement if its board of directors determines in good faith that such registration would interfere with any pending financing, acquisition, corporate reorganization or other corporate transaction involving the Issuer or any of its subsidiaries, or would otherwise be seriously detrimental to the Issuer and its subsidiaries, taken as a whole, and furnishes to the electing holders of registrable shares a copy of a resolution of its board of directors setting forth such determination; provided, however, that the Issuer may not postpone a demand registration or offers and sales of applicable securities under a shelf demand registration statement more than once in any twelve-month period and that no single postponement shall exceed 90 days in the aggregate.
     The foregoing descriptions of the Investor Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Investor Agreement and Registration Rights Agreement, which are filed as Exhibit 2 and Exhibit 3 hereto and incorporated into this Item 6 of this Schedule 13D by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Title
1
Amended and Restated Formation, Contribution and Merger Agreement, dated as of December 18, 2006, among Harris Corporation, Stratex Networks, Inc., Harris Stratex Networks, Inc., and Stratex Merger Corp., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

2
Investor Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

3
Registration Rights Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

Page 13 of 17 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 5, 2007

HARRIS CORPORATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President, Associate General Counsel and Corporate Secretary

Page 14 of 17 Pages

SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Harris are set forth below.
     All directors listed below are United States citizens.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)
Thomas A. Dattilo
Former Chairman, President and Chief Executive Officer of Cooper Tire & Rubber Company, a company that specializes in the design, manufacture and sale of tires and tread rubber and related equipment. He joined Cooper in January 1999 as President and Chief Operating Officer and was Chairman, President and Chief Executive Officer from April 2000 until August 2006. Prior to joining Cooper, he held senior positions with Dana Corporation. Address: 26730 W. River Road, Perrysburg, OH 43551

Terry D. Growcock
Chairman and Chief Executive Officer of The Manitowoc Company, Inc., a diversified industrial manufacturer of cranes and foodservice equipment and a provider of ship building and ship repair services. Address: The Manitowoc Company, Inc. 2400 South 44th Street, Manitowoc, WI 54220

Lewis Hay III
Chairman, President and Chief Executive Officer of FPL Group, Inc., a public utility holding company, and is Chairman and Chief Executive Officer of Florida Power and Light Company. Address: 700 Universe Boulevard, Juno Beach, FL 33408-0420

Karen Katen
Vice Chairman, Pfizer Inc., a research-based, global pharmaceutical company, and Chairman of the Pfizer Foundation, the company’s philanthropic arm devoted to supporting healthcare access, education and community outreach initiatives around the world. Ms. Katen has held a series of management positions with Pfizer since she joined in1974. Address: 235 E. 42nd Street, 23rd Floor, New York, NY 10017

Stephen P. Kaufman
Retired Chairman and Chief Executive Officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. Senior lecturer at the Harvard Business School since 2001. Address: Office of Stephen P. Kaufman 306 Beacon Street, Suite 2, Boston, MA 02116

Page 15 of 17 Pages

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)
Leslie F. Kenne
Retired in September 2003 from the U.S. Air Force, where she had most recently been Deputy Chief of Staff for Warfighting Integration at Air Force headquarters in Washington, D.C. President of LK Associates, a private independent consulting firm since September 2003. Address: 3450 Barrister’s Keepe Circle, Fairfax,VA 22031-4715

Howard L. Lance
Chairman of the Board, President and Chief Executive Officer. Prior to joining Harris, Mr. Lance was President of NCR Corporation, an information technology services provider, and Chief Operating Officer of its Retail and Financial Group from July 2001 until October 2002. Address: Harris Corporation, 1025 West NASA Boulevard, Melbourne, FL 32919

David B. Rickard
Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Corporation and CVS Pharmacy, Inc., a retail drugstore chain. Address: CVS Corporation, One CVS Drive, Woonsocket, RI 02895

Dr. James C. Stoffel
Retired Senior Vice President, Chief Technical Officer, and Director of Research and Development of Eastman Kodak Company, a film and digital imaging company. He held this position from 2000 to April 2005. Address: 101 Knollwood Drive, Rochester, NY 14618-3514

Gregory T. Swienton	Chairman and Chief Executive Officer of Ryder System, Inc., a logistics and transportation services company. Address: Ryder System, Inc., 11690 N.W. 105th Street, Miami, FL 33178-1103

Hansel E. Tookes II
Retired from Raytheon Company in December 2002. He joined Raytheon in September 1999 as president and Chief Operating Officer of its Raytheon Aircraft Company subsidiary, a commercial, military and regional aircraft manufacturing company. He was appointed Chief Executive Officer of Raytheon Aircraft Company in January 2000 and Chairman in August 2000. He became President of Raytheon International in May 2001. Address: 471 Savoie Drive, Palm Beach Gardens, FL 33410

Page 16 of 17 Pages

SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of Harris are set forth below.
     All executive officers listed below are United States citizens.
     Unless otherwise indicated, for each person identified below, the business address is 1025 West NASA Blvd., Melbourne, FL 32919

Name	Present principal occupation or employment	Business Address
R. Kent Buchanan	Vice President, Corporate Technology and Development

Eugene S. Cavallucci	Vice President, General Counsel

Robert K. Henry	Executive Vice President, Harris Corporation and President, Government Communications Systems Division	2400 Palm Bay Road, Mailstop 2-22D Palm Bay, FL 32905

Howard L. Lance	Chairman, President and Chief Executive Officer

Gary L. McArthur	Vice President and Chief Financial Officer

Pamela Padgett	Vice President, Investor Relations and Corporation Communications

Daniel R. Pearson	Group President, Defense Communications	2400 Palm Bay Road, Mailstop 2-21E, Palm Bay, FL 32905

Lewis A. Schwartz	Vice President, Principal Accounting Officer

Jeffrey S. Shuman	Vice President, Human Resources and Corporate Relations

Timothy E. Thorsteinson	President, Broadcast Communications Division	25 Dyas Rd., North York- Ontario, Canada M3B1V7

Jeremy C. Wensinger	Group President, Integrated Systems and Services, Government Communications Systems Division	2400 Palm Bay Road, Mailstop W1/11J, Palm Bay, FL 32905

Page 17 of 17 Pages